# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIAMI INTERNATIONAL HOLDINGS, INC., CIK 0001438472
CUSIP: 59356Q108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7 ROSZEL ROAD, FIFTH FLOOR, SUITE 1-A, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 8th Floor South, New York, New York (NY), 07030, 2128671176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,162,809; sole dispositive power 11,162,809; aggregate amount beneficially owned 11,162,809 (12.2% of the class)
  Comment: Horizon Kinetics Asset Management LLC ("HKAM") is a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics Holding Corporation ("HKHC"), a Delaware corporation, and manages funds and accounts ("Managed Accounts") that hold securities of the Issuer.
  
  The following constitutes Amendment No. 3 to the schedule 13D filed by the undersigned. This Amendment No. 3 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission on August 13, 2025, as amended by Amendment No. 1 filed November 24, 2025 and Amendment No. 2 filed April 14, 2026.
- Horizon Kinetics Holding Corp (CIK 0000088000): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 11,162,809; sole dispositive power 11,162,809; aggregate amount beneficially owned 11,162,809 (12.2% of the class)
  Comment: HKHC is the parent company to HKAM, a registered investment adviser. HKHC may be deemed to beneficially own the 11,162,809 shares beneficially owned by HKAM. HKHC has not entered into any separate transactions in the shares following the filing of Amendment No. 3 other than those listed under Schedule A, which were effectuated by HKAM.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MIAMI INTERNATIONAL HOLDINGS, INC.
Address of issuer's principal executive offices: 7 ROSZEL ROAD, FIFTH FLOOR, SUITE 1-A, PRINCETON, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by HKAM, a Delaware limited liability company and a wholly owned subsidiary of HKHC, a Delaware corporation, with respect to the shares of common stock of the Issuer beneficially owned by Managed Accounts.

On April 24, 2026, Eric Sites, who serves as a Managing Director of HKAM, was elected to the Board of Directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read as follows:

HKAM acquired the securities reported herein on behalf of the Managed Accounts for investment purposes. In the ordinary course of its business, HKAM intends to regularly review its equity interest in the Issuer and may, from time to time, acquire additional shares or other securities of the Issuer. While HKAM has no present intention to dispose of all or any portion of the shares beneficially owned by Managed Accounts, it may sell shares from time to time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

On April 24, 2026, Eric Sites, who serves as a Managing Director of HKAM, was elected to the Board of Directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

As of the close of business on April 27, 2026, HKAM beneficially owned 11,162,809 shares of common stock.

The 11,162,809 shares beneficially owned represented 12.2% of the outstanding shares of common stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that HKAM is the beneficial owner of the common stock referred to herein for purposes of Sections 13(d) and or 16 of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interest therein.

On April 24, 2026, Eric Sites, who serves as a Managing Director of HKAM, was elected to the Board of Directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: HKAM's Sole Power to vote is 11,162,809 shares.
Transactions in the class effected during the past sixty days: Except as set forth in Schedule A attached hereto as Exhibit 99-a, HKAM has not effected any transaction in common stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except for Managed Accounts, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common stock, no other person is known by HKAM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any common stock that may be beneficially owned by HKAM.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - 60 Day Trading History

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/ Jay Kesslen, Jay Kesslen, General Counsel (04/28/2026)
- Horizon Kinetics Holding Corp: /s/ Jay Kesslen, Jay Kesslen, General Counsel (04/28/2026)